UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                    SCHEDULE 13G
                                   (Rule 13d-102)
               Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934*


                            Platinum Entertainment, Inc.
______________________________________________________________________________
                                 (Name of Issuer)


                     Common Stock, par value $.001 per share
______________________________________________________________________________
                          (Title of Class of Securities)


                                     727909-10-3
______________________________________________________________________________
                                    (CUSIP Number)

                                   April 15, 1999
______________________________________________________________________________
                (Date of Event which requires filing of this statment)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 727909-10-3	SCHEDULE 13G                           Page 2 of 5 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Craig J. Duchossois
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	                   (a) | |
	Not Applicable     (b) | |
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

	United States
--------------------------------------------------------------------------------
NUMBER OF               5   SOLE VOTING POWER	484,667(a)(b)
SHARES                  --------------------------------------------------------
BENEFICIALLY            6   SHARED VOTING POWER
OWNED BY                --------------------------------------------------------
EACH                    7   SOLE DISPOSITIVE POWER   484,667(a)(b)
REPORTING               --------------------------------------------------------
PERSON WITH             8   SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	484,667(a)(b)
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*	| |
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	6.9%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
	IN
--------------------------------------------------------------------------------
	*SEE INSTRUCTIONS BEFORE FILLING OUT!

(a) Includes 33,000 shares that Mr. Duchossois has the right to acquire pursuant to the exercise of stock options that are exercisable within 60 days.

(b) Includes 201,667 shares of Common Stock Mr. Duchossois has the right to acquire pursuant to the exercise of a warrant to purchase Common Stock
(the "Warrant") that is exercisable within 60 days. If the Company's Series D Convertible Preferred Stock is redeemed in full during the twelve month period commencing on April 15, 1999, and ending on April 15, 2000, Mr. Duchossois will be required to return that portion of the Warrant (or the equivalent shares of Common Stock representing shares received upon exercise of the Warrant) exercisable into that number of shares equal to (i) 2,016.66 shares, multiplied by (ii) the number of months remaining in such twelve month period. In no event shall Mr. Duchossois be required to return greater than that portion of the Warrant exercisable into an aggregate 24,200 shares of Common Stock.

CUSIP No. 727909-10-3	SCHEDULE 13G                           Page 3 of 5 Pages
--------------------------------------------------------------------------------
Item 1(a)	Name of Issuer:
			Platinum Entertainment, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:
			2001 Butterfield Road
			Downers Grove, Illinois 60515

Item 2(a)	Name of Person Filing:
			Craig J. Duchossois

Item 2(b)	Address of Principal Business Office or, if None, Residence:
			845 Larch Avenue
			Elmhurst, Illinois 60126

Item 2(c)	Citizenship:
			United States

Item 2(d)	Title of Class of Securities:
			Common Stock, par value $.001 per share

Item 2(e)	CUSIP Number:
			727909-10-3

Item 3.		Type of Person:
		Individual

Item 4.		Ownership:
         (a) Amount Beneficially Owned:
             484,667(1)(2)
         (b) Percent of Class:
             6.9%
         (c) Number of shares as to which person has:
             (i)   Sole power to vote or to direct the vote:
                   484,667(1)(2)
             (ii)  Shared power to vote or to direct the vote:
                   None
             (iii) Sole power to dispose or to direct the disposition of:
                   484,667(1)(2)
             (iv)  Shared power to dispose or to direct the disposition of:
                   None

_________________

(1) Includes 33,000 shares of Common Stock that Mr. Duchossois has the right to acquire pursuant to the exercise of stock options that are exercisable within 60 days.

(2) Includes 201,667 shares of Common Stock Mr. Duchossois has the right to acquire pursuant to the exercise of a warrant to purchase Common Stock
(the "Warrent") that is exercisable within 60 days. If the Company's Series D Convertible Preferred Stock is redeemed in full during the twelve month period commencing on April 15,1999, and ending on April 15, 2000, Mr. Duchossois will be required to return that portion of the Warrant (or the equivalent shares of Common Stock representing shares received upon exercise of the Warrant) exercisable into that number of shares equal to (i) 2,016.66 shares, multiplied by (ii) the number of months remaining in such twelve month period. In no event shall Mr. Duchossois be required to return greater than that portion of the Warrant exercisable into an aggregate 24,200 shares of Common Stock.

CUSIP No. 727909-10-3	SCHEDULE 13G                           Page 4 of 5 Pages
--------------------------------------------------------------------------------
Item 5.		Ownership of Five Percent or less of a Class:
			Not Applicable

Item 6.		Ownership of More than Five Percent on Behalf of
                  Another Person:
			Not Applicable

Item 7.		Identification and Classification of the Subsidiary
                  Which Acquired the Security Being Reported on By the Parent Holding Company:

			Not Applicable

Item 8.		Identification and Classification of Members of the
		      Group:

			Not Applicable

Item 9.		Notice of Dissolution of Group:

			Not Applicable

Item 10.	Certification:

			Not Applicable

CUSIP No. 727909-10-3   SCHEDULE 13G                         Page 5 of 5 Pages
------------------------------------------------------------------------------
                              	SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

							Date:  May 17, 1999


							/s/ CRAIG J. DUCHOSSOIS
							    Craig J. Duchossois